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                      ALLEGHENY POWER SYSTEM                    E-1
                                                               10.2
                    EXECUTIVE COMPENSATION PLAN


OBJECTIVES

           To attract, hold, and motivate executive personnel.
Prior approval of the Vice President, Administration, is required for inclusion in the Plan.


QUALIFICATIONS

           An employee becomes eligible for inclusion when he/she holds a position with a 1997 50th-percentile market rate of equal to or greater than $115,000, updated annually. Enrollment in the plan will be the first day of the year following qualification or selection.


COMPENSATION

           1.   Dependent medical insurance

           2.   Dependent dental insurance

           3.   Annual physical examination during employment

           4. Six weeks vacation. Participants in the Plan are not entitled to pay for accrued vacation in excess of what they would receive if they were not participants.

           5. Sick pay allowance of one year at full pay and one year at half pay, regardless of length of service.


PROCEDURE

           1. The Vice President, Administration, maintains an official list of employees included in the Executive Compensation.

           2. The President can override the qualifications guidelines as he sees fit.



January 1, 1997